UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 2 )*

Ophthotech Corporation

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

683745103

(CUSIP Number)

HBM Healthcare Investments (Cayman) Ltd.

Governors Square, Suite #4-212-2

23 Lime Tree Bay Ave., West Bay

Grand Cayman, Cayman Islands

Telephone:  (345) 946-8002

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 27, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683745103

1.	Name of Reporting Persons HBM Healthcare Investments (Cayman) Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands, British West Indies

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,623,318(1)

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 2,623,318(1)

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,623,318(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.86%(2)

14.	Type of Reporting Person (See Instructions) CO

(1) Includes 13,670 shares of Common Stock  underlying warrants which are exercisable within 60 days of the date of this filing.

(2) This percentage is calculated based upon 33,341,025 shares of the Issuer’s Common Stock outstanding as of May 9, 2014 as reported in Issuer’s Report on Form 10-Q filed on May, 13, 2014.

Explanatory Note:  This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) amends and supplements the Schedule 13D previously filed with the United States Securities and Exchange Commission (the “SEC”) on October 10, 2013 (the “Original 13D” and amended by Amendment No. 1 filed May 15, 2014 (the “Schedule 13 D”).  Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Schedule 13 D.

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Original 13D.  All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original 13D.

Item 4.         Purpose of Transaction

The response set forth in Item 4 of Schedule 13D is hereby amended and supplemented by adding the following paragraph at the end of Item 4:

The Reporting Person sold an aggregate of 530,254 of Common Stock in open market transactions from May 20, 2104 through June 5, 2014 for gross proceeds of approximately $21,116,209.27.

Item 5.         Interest in Securities of the Issuer

Item 5.  Interest in Securities of the Issuer” of Schedule 13D is hereby amended and restated as follows:

(a) – (b) As of this date of this filing, the Reporting Person directly beneficially owns 2,609,648 shares of Common Stock and Warrants to purchase an aggregate of 13,670 shares of Common Stock, which in the aggregate, constitutes approximately 7.86% of the Common Stock based on 33,341,025 shares of the Issuer’s Common Stock outstanding, as reported in Issuer’s annual report on Form 10-Q filed on May 13, 2014.

(c)           The following is a list of the shares sold in multiple open market transactions.  Upon request, the reporting person undertakes to provide the Issuer, any security holder of the Issuer, or the Security and Exchange Commission full information regarding shares sold at each separate price within the ranges set forth below.

Entity	Date of Transaction	Number of Shares Sold	Price Per Share
HBM Healthcare Investments (Cayman) Ltd.	May 20, 2104	137,025	$38.6892	(1)
HBM Healthcare Investments (Cayman) Ltd.	May 20, 2014	74,959	$39.7189	(2)
HBM Healthcare Investments (Cayman) Ltd.	May 20, 2014	7,235	$40.2245	(3)
HBM Healthcare Investments (Cayman) Ltd.	May 22, 2014	83,961	$37.8138	(4)
HBM Healthcare Investments (Cayman) Ltd.	May 22, 2014	1,100	$38.5308	(5)
HBM Healthcare Investments (Cayman) Ltd.	May 23, 2014	18,500	$38.5652	(6)
HBM Healthcare Investments (Cayman) Ltd.	May 27, 2014	95,374	$39.9630	(7)
HBM Healthcare Investments (Cayman) Ltd.	May 28, 2014	37,100	$40.3112	(8)
HBM Healthcare Investments (Cayman) Ltd.	June 4, 2014	10,422	$43.5336	(9)
HBM Healthcare Investments (Cayman) Ltd.	June 5, 2014	39,578	$43.6520	(10)
HBM Healthcare Investments (Cayman) Ltd.	June 5, 2014	25,000	$45.0967	(11)

(1)         Represents the weighted average sales price for the price increments ranging from $38.21 to $39.21.

(2)         Represents the weighted average sales price for the price increments ranging from $39.215 to $40.21.

(3)         Represents the weighted average sales price for the price increments ranging from $40.22 to $40.25.

(4)         Represents the weighted average sales price for the price increments ranging from $37.50 to $38.50.

(5)         Represents the weighted average sales price for the price increments ranging from $38.505 to $38.59.

(6)         Represents the weighted average sales price for the price increments ranging from $38.50 to $38.71.

(7)         Represents the weighted average sales price for the price increments ranging from $39.93 to $40.15.

(8)         Represents the weighted average sales price for the price increments ranging from $40.153 to $40.5.

(9)         Represents the weighted average sales price for the price increments ranging from $43.50 to $43.68.

(10)  Represents the weighted average sales price for the price increments ranging from $43.50 to $43.87.

(11)  Represents the weighted average sales price for the price increments ranging from $45.00 to $45.43.

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 6, 2014	HBM HEALTHCARE INVESTMENTS (CAYMAN) LTD.

	By:	/s/ Jean-Marc Lesieur
Name: Jean-Marc Lesieur
Title: Director